EXHIBIT 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
The following summary describes the material provisions of ChargePoint Holdings, Inc. (“ChargePoint”, “us” or “we”) capital stock. Because it is only a summary, it may not contain all the information that is important to an investor in our securities. We urge you to read our Second Amended and Restated Certificate of Incorporation (as the foregoing may be amended, modified, supplemented and/or restated from time to time, the “Charter”) and our Amended and Restated Bylaws (the “A&R Bylaws”) in their entirety for a complete description of the rights and preferences of our Common Stock and the applicable warrant agreements for a description of the terms of the Legacy Warrants and 2025 Warrants. Each of our Charter and A&R Bylaws are incorporated by reference as Exhibit 3.1, Exhibit 3.3, Exhibit 3.4 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. Defined terms used and not defined herein shall have the meaning ascribed to such terms in our Annual Report on Form 10-K.
Authorized and Outstanding Stock
Our Charter authorizes the issuance of 1,000,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if the Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that the Board may determine.
Voting Rights
The holders of our Common Stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our Charter and A&R Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Board also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our Common Stock and the voting and other rights of the holders of Common Stock.
Certificate of Incorporation and Bylaw Provisions
The Charter and A&R Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the management team, including the following:
•Board of Directors Vacancies. The Charter and A&R Bylaws authorizes the Board to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the Board will be set only by resolution adopted by a majority vote of the entire Board. These provisions will prevent a stockholder from increasing the size of the Board and gaining control of the Board by filling the resulting vacancies with its own nominees.
•Classified Board. The Charter and A&R Bylaws provide that the Board is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the Board for cause and only by the approval of 66 2/3% of the then-outstanding shares of Common Stock.
•Stockholder Action; Special Meeting of Stockholders. The Charter provides that stockholders will not be able to take action by written consent and will only be able to take action at annual or special meetings of the stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. The A&R Bylaws further provides that special meetings of the stockholders may be called only by a majority vote of the entire Board, the chairman of the Board or the chief executive officer.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. The A&R Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. The A&R Bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude the stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the meetings of stockholders.
•Issuance of Undesignated Preferred Stock. The Board has the authority, without further action by the holders of Common Stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of preferred stock will enable the Board to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Transfer Agent
The Transfer Agent for our Common Stock is Continental Stock Transfer & Trust Company.
Anti-Takeover Provisions
Delaware Law

ChargePoint is governed by the provisions of Section 203 of the Delaware General Corporations Law (“DGCL”) regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:
•the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;
•upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time that the stockholder became an interested stockholder the merger is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Forum Selection Clause
The Charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery does not have jurisdiction, the state or federal courts located in the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action brought on behalf of ChargePoint; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of ChargePoint to ChargePoint or to ChargePoint’s stockholders; (c) any action arising pursuant to any provision of the DGCL, the Charter or our A&R Bylaws (as the foregoing may be amended, modified, supplemented and/or restated from time to time); (d) any action asserting a claim against ChargePoint or any director, officer or other employee of ChargePoint governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, (i) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination) and (ii) any action asserted to enforce any liability or duty created by the Securities Act, the Exchange Act or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction. In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of Common Stock shall be deemed to have notice of and consented to these exclusive forum provisions and will not be deemed to have waived ChargePoint’s compliance with the federal securities laws and the regulations promulgated thereunder.
Warrants

Legacy Warrants
ChargePoint had outstanding warrants issued prior to 2021 to purchase shares of our Common Stock (collectively, “Legacy Warrants”). As of January 31, 2026, the number of shares of our Common Stock subject to such Legacy Warrants are as follows:

	Outstanding Legacy Warrants		Expiration Date
	Number of Legacy Warrants	Exercise Price
Common Stock	1,046,106	$120.60	7/31/2030
Common Stock	678,855	$180.80	11/16/2028
Total outstanding Legacy Warrants	1,724,961
The number of shares purchasable upon exercise of the Legacy Warrants is subject to standard anti-dilution provisions but the aggregate exercise price payable for the total number of Legacy Warrant shares purchasable under the Legacy Warrant (as adjusted) shall remain the same.

2025 Warrants
In connection with the Exchange Transaction (as defined below), on November 14, 2025, we issued warrants to purchase an aggregate of 1,671,000 shares of our Common Stock (collectively, the “2025 Warrants”). The 2025 Warrants were exercisable immediately upon issuance and will expire on November 14, 2030. The 2025 Warrants have an exercise price of $25.00 per share and may be exercised at the election of the holder on a cash basis or through a cashless exercise. As of January 31, 2026, 2025 Warrants to purchase an aggregate of 1,671,000 shares of our Common Stock were outstanding.
The 2025 Warrants contain provisions that prohibit any given holder from exercising its 2025 Warrant to the extent that, after giving effect to such exercise, the holder (together with its affiliates and any other persons whose share ownership would be aggregated under the Exchange Act and the applicable rules promulgated thereunder) would beneficially own more than a specified ownership limit. Each holder will have the right to elect an initial beneficial ownership cap of 9.99% of our outstanding Common Stock, and such cap may be increased by the holder up to the extent permitted under NYSE listing requirements (but not above 19.99% unless stockholder approval is obtained).
The number of shares purchasable upon exercise of the 2025 Warrants is subject to standard anti-dilution provisions but the aggregate exercise price payable for the total number of 2025 Warrant shares purchasable under the 2025 Warrant (as adjusted) shall remain the same.
Convertible Securities
2028 Convertible Notes
In April 2022, we completed a private placement of $300 million aggregate principal amount of unsecured Convertible Senior PIK Toggle Notes (the “Original Convertible Notes”). On October 24, 2023, the Original Convertible Notes were amended to (1) extend the maturity date from April 1, 2027 to April 1, 2028, (2) increase the Cash Interest rate to 7.0% from 3.5% and PIK Interest rate to 8.5% from 5.0%, (3) increase the initial conversion rate to 4.1667 shares per $1,000 principal amount of the convertible notes from 2.0806 shares per $1,000 principal amount of the convertible notes, which represented a revised initial conversion price of approximately $240.00 per share (as adjusted for the Company’s one-for-twenty reverse stock split on July 28, 2025), and (4) revise the make-whole table to reflect the revised terms of the convertible notes (herein, “2028 Convertible Notes”).
Under the terms of the 2028 Convertible Notes, prior to January 1, 2027, the 2028 Convertible Notes were convertible at the option of the holders only upon the occurrence of specified events and during certain periods, and will be convertible on or after January 1, 2027, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2028 Convertible Notes.

Holders of the 2028 Convertible Notes may convert all or a portion of their 2028 Convertible Notes prior to the close of business on January 1, 2027, only under the following circumstances:

•during any calendar quarter commencing after the calendar quarter ended on September 30, 2022, if our closing Common Stock price for at least 20 trading days out of the most recent 30 consecutive trading days of the preceding calendar quarter is greater than or equal to 130% of the current conversion price of the 2028 Convertible Notes on each applicable trading day;
•during the five-business day period after any ten consecutive trading days in which the trading price per $1,000 principal amount of 2028 Convertible Notes for each trading day of such ten consecutive trading day period is less than 98% of the product of our closing Common Stock price and the conversion rate of the 2028 Convertible Notes on each such trading day;
•if we call the 2028 Convertible Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or
•upon the occurrence of specified corporate events, including certain distributions, the occurrence of a fundamental change or a transaction resulting in the Company’s Common Stock converting into other securities or property or assets.

The 2028 Convertible Notes will be redeemable, in whole or in part, at the Company’s option at any time on or after April 21, 2025, and before the 41st scheduled trading day immediately before the maturity date. The redemption price will be equal to the aggregate principal amount of the 2028 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, a holder may elect to convert its 2028 Convertible Notes during any such redemption period, in which case the applicable conversion rate may be increased in certain circumstances if the 2028 Convertible Notes are converted after they are called for redemption.

The indenture governing the 2028 Convertible Notes includes a restrictive covenant that, subject to specified exceptions, limits the ability of the Company and its subsidiaries to incur secured debt in excess of $750.0 million. In addition, the indenture governing the 2028 Convertible Notes contains customary terms and covenants, including certain events of default in which case either the trustee or the holders of at least 25% of the aggregate principal amount of the outstanding 2028 Convertible Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the 2028 Convertible Notes to be due and payable immediately.

On November 14, 2025, the Company entered into a privately negotiated exchange agreement (the “Exchange Agreement”) with certain holders (the “Exchanging Holders”) of its outstanding 2028 Convertible Notes. Pursuant to the Exchange Agreement, the Company exchanged $328.6 million of aggregate capitalized principal amount of the 2028 Convertible Notes as more fully described in Note 6, Debt in Part II, Item 8 in the notes to the Company’s consolidated financial statements as set forth in the Annual Report on Form 10-K (the “Exchange Transaction”). As of January 31, 2026, an aggregate of $11.3 million of capitalized principal amount of the 2028 Convertible Notes remains outstanding.
Registration Rights
Exchanging Holder Registration Rights
In connection with the Exchange Agreement, ChargePoint and the Exchanging Holders entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to register for resale the shares of Common Stock underlying the 2025 Warrants and shares of Common Stock issuable as Interest Shares under our 2025 Credit Agreement (collectively, the “Registrable Securities”).

The Registration Rights Agreement required ChargePoint to file a registration statement under the Securities Act (the “2025 Registration Statement”) to register for resale the Registrable Securities. ChargePoint is required to use its reasonable best efforts to cause the 2025 Registration Statement to remain continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale of all Registrable Securities covered thereby until the earlier of (i) the date on which the Exchanging Holders shall have resold all the Registrable Securities covered thereby; and (ii) the date on which the Registrable Securities may be resold by the Exchanging Holders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, without the requirement for ChargePoint to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect.
Holders of 2028 Convertible Notes Registration Rights
In connection with our sale in a private placement of the Original Convertible Notes in April 2022, the Company and the holders of the Original Convertible Notes (the “Noteholders”) entered into an Investment Agreement (the “Investment Agreement”) to register for resale the shares of ChargePoint Common Stock underlying the Original Convertible Notes (collectively, the “Convertible Note Shares”).
The Investment Agreement required ChargePoint to use reasonable efforts to file a “shelf” registration statement under the Securities Act (the “Notes Registration Statement”) to register for resale the Convertible Note Shares. ChargePoint is required to use its reasonable efforts to cause the Notes Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Notes Registration Statement is available, for the resale of all Convertible Note Shares until the earliest of (i) the date all of the Convertible Note Shares have been sold pursuant to the Notes Registration Statement, (ii) the date all Convertible Note Shares otherwise cease to be registrable securities, (iii) the date on which, following the maturity date of the 2028 Convertible Notes and subject to certain other conditions, the Convertible Note Shares that remain registrable securities represent less than $25 million by value in the aggregate and (iv) one year after the maturity date of the Notes.
Listing of Securities
Our Common Stock is listed on the NYSE under the symbol “CHPT”.